FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Deutsche Alt-A Securities, Inc.
Exact Name of Registrant as Specified in Charter

0001199474
Registrant CIK Number

Form 8-K, January 27, 2005, Series 2005-1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-100676
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)


05002880

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 21, 2005

DEUTSCHE ALT-A SECURITIES, INC.

By:____________________________
Name: Michael Commaroto
Title: President

By:____________________________
Name: Peter Cerwin
Title: Vice-President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Preliminary Collateral Term Sheet	P*

---

* The Preliminary Structural and Collateral Term Sheet has been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Preliminary Term Sheet. All terms and statements are subject to change.

PRELIMINARY TERM SHEET

Deutsche Alt-A Securities, Inc.

$[805,200,000]

(Approximate)

Mortgage Loan Trust
Series 2005-1

Deutsche Alt-A Securities, Inc.

(Depositor)

National City Mortgage Co.
Greenpoint Mortgage Funding, Inc.
KeyBank
Pinnacle Direct Funding Corporation

(Originators)

Deutsche Bank 

January 12, 2005

The analysis in this report is based on information provided by Deutsche Alt-A Securities, Inc. (the "Depositor"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

PRELIMINARY TERM SHEET DATED: January 12, 2005

Deutsche Alt-A Securities, Inc.
Mortgage Loan Trust, Series 2005-1
$[805,200,000] *(Approximate)*

Subject to a variance

All Terms and Conditions are subject to change

Structure Overview[1]

Class	Approximate Size ($)	Type	WAL (yrs) to Call	Pass-Through Rate	Expected Ratings*
I-A-1	[718,200,000]	Floating	3.03	LIBOR + 50[2]	Aaa / AAA
I-A-2	* Not Offered *	Inverse Floating Rate / IO	3.03	NA	Aaa / AAA
II-A-1	[87,000,000]	WAC	2.75	5.88%[3]	Aaa / AAA
TOTAL	**$[805,200,000]**				

*** The Certificates will be rated by Moodys and one of the following two rating agencies: Fitch and Standard & Poors.**

(1) The Structure is preliminary and subject to change

(2) The Pass-Through Rate for the Class I-A-1 Certificates will be a floating rate based One-Month LIBOR plus 0.50%. subject to the Net Rate Cap (equal to the weighted average Net Rate of the Mortgage Loans). The Class I-A-1 Certificates will also be entitled to receive certain cap payments as described under the Cap Contract section below

(3) The Class II-A-2 Certificates pay a coupon based on the Net Rate of the Mortgage Loans which is initially equal to 5.88%

Transaction Overview

Offered Certificates: ☐ The Class I-A-1 Certificates are being offered by this Preliminary Termsheet

Certificates: ☐ The Class I-A-1 and Class I-A-2 Certificates (together, the "Group I Senior Certificates" or "Group I-A Certificates"), The Class II-A-1 Certificates (the "Group II Senior Certificates" or "Group II-A Certificates") The Class M Certificates (the "Mezzanine Certificates") and the Class B-1, Class B-2, Class B-3, Class B-4, and Class B-5 Certificates (together, the "Subordinate Certificates").

Pricing Speed: ☐ Group I: 120% PPC (100% PPC is 8% CPR growing to 20% CPR over 12 months)

Depositor: ☐ Deutsche Alt-A Securities, Inc.

Servicers: ☐ National City Mortgage Co., Greenpoint Mortgage Funding, Inc., Select Portfolio Servicing, Inc. and M&T Mortgage Corporation

Master Servicer: ☐ Wells Fargo Bank, National Association

Trustee: ☐ HSBC Bank USA, National Association

Cut-off Date: ☐ January 1, 2005

Closing Date: ☐ January [27], 2005

Legal Structure: ☐ REMIC

Optional Call: ☐ 10% Cleanup Call

Distribution Dates: ☐ 25th of each month, or next business day, commencing February 25, 2005

Transaction Overview (Cont.)

Collateral:

- The Mortgage Loans will be divided into two loan groups. Loan Group I will consist of 30 year fixed rate loans with an expected aggregate principal balance $760,000,000, subject to a 5% variance. The Mortgage Loans will consist of 15 year fixed rate loans. Long Group II will consist of 15 year fixed rate loans with an expected aggregate principal balance $92,000,000, subject to a 5% variance. The Group I Senior Certificates will be entitled to payments from amounts received or advanced in respect of the Group I Mortgage Loans. The Group II Senior Certificates will be entitled to payments from amounts received or advanced in respect of the Group II Mortgage Loans. The Mezzanine Certicates and Subordinate Certificates will be entitled to payments from amounts received or advanced in respect of both the Group I and Group II Mortgage Loans.

Credit Enhancement:

- Credit Enhancement for the Certificates will be provided by a senior/subordinate shifting interest structure. Subordination is expected to be [5.50]% +/- 0.50% with respect to the senior certificates.

ERISA:

- The Certificates are expected to be ERISA eligible. Prospective investors should review with legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the code or other similar laws.

Cap Contract:

- The Class I-A-1 Certificates will have the benefit of an interest rate cap rate cap contract. With respect to each applicable Distribution Date the amount payable by the cap counterparty will equal the product of (i) the excess (if any) of One-Month LIBOR over [5.435]% (subject to a ceiling of 9.00%) (ii) the lesser of (x) the Cap Contract Notional Balance (described below) for such Distribution Date and (y) the Class Certificate Balance of the Class A-1 Certificates immediately prior to such Distribution Date and (iii) one-twelfth.

- On each applicable Distribution Date on which LIBOR exceeds [5.435]%, the Class I-A-1 Certificates will be entitled to receive distributions of interest up to a maximum interest rate of 9.50% from payments made under the Cap Contract and from amounts on deposit in the Class I-A-1 Reserve Fund.

Class A-1 Reserve Fund:

- The Pooling and Servicing Agreement will establish an account called the Class I-A-1 Reserve Fund which will be held in the trust by the trustee on behalf of the holders of the Class I-A-1 Certificates. On each applicable Distribution Date, the trustee will deposit in the Class I-A-1 Reserve Fund any amounts received in respect of the Cap Contract for the related interest accrual period. Any amounts remaining in the Class I-A-1 Reserve Fund after the Class Certificate Balance of the Class A-1 Certificates has been reduced to zero will be distributed to Deutsche Bank Securities, Inc.

Class A-1 Shortfall Amount:

- For any applicable Distribution Date and the Class A-1 Certificates, the Class A-1 Shortfall Amount will equal the product of (x) the excess, if any, of (i) LIBOR + 0.50% (subject to a maximum pass-through rate of 9.50%) over (ii) [5.435]%, (y) the Class Certificate Balance of the Class A-1 Certificates immediately prior to that Distribution Date and (z) one-twelfth.

Advances:

- The Master Servicer will make cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent the Master Servicer believes that the cash advances can be repaid from future payments on the mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the certificates and are not intended to guarantee or insure against losses.

Compensating Interest:

- On each Distribution Date, the Master Servicer is required to cover certain interest shortfalls as a result of certain prepayments as more fully described in the prospectus supplement.

Transaction Overview (Cont.)

Cashflow Description:

- Distributions on the Certificates will be made on the 25th day of each month (or next business day). The payments to the Certificates, to the extent of the available funds, will be made according to the following priority:

  1. Payments of interest, pro rata, to the Senior Certificates
  2. Concurrently, payments of principal to the Class I-A-1 Certificates on one hand, and payments of principal sequentially to the Class II-A-1 Certificates on the other hand.
  3. Payments of interest and principal to the Mezzanine Certificates and then to the Class B-1 and Class B-2 Certificates in the order of their numerical Class designations.
  4. Payment of any Carryover Shortfall Amounts to the Class I-A-1, Class I-A-2, Class II-A-1, Class M, Class B-1 and Class B-2 Certificates.
  5. Payments of interest and principal sequentially to the Class B-3, Class B-4 and Class B-5 Certificates in the order of their numerical Class designations.

Shifting Interest:

- The Senior Certificates will be entitled to receive 100% of the prepayments on the Mortgage Loans on any Distribution Date during the first five years beginning on the first Distribution Date. Thereafter, the Senior Prepayment Percentage can be reduced to the related Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the related Subordinate Percentage over the next five years provided that (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the preceding 6 month period, as a percentage of Current Principal Amount of the related Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses do not exceed 30%, 35%, 40%, 45% or 50% for each test date.

Allocation of Losses:

- Realized Losses on the Mortgage Loans will be allocated to the most junior class of Certificates outstanding beginning with the Class B-5 Certificates, until the Certificate Principal Balance of the Subordinate and Mezzanine Certificates has been reduced to zero. Thereafter, Realized Losses on the Mortgage Loans will be allocated pro rata to the Senior Certificates.

- Excess losses on the Mortgage Loans (bankruptcy, special hazard and fraud losses in excess of the amounts established by the rating agencies) will be allocated, pro rata, to the Certificates.

Preliminary Class I-A-1 Cap Schedule*

Period	Date	Class A-1 Notional Amount ($)	Cap Strike (%)	Cap Ceiling (%)
1	3/25/2005	706,432,876.70	5.435	9.000
2	4/25/2005	693,879,980.72	5.435	9.000
3	5/25/2005	680,572,257.62	5.435	9.000
4	6/25/2005	666,543,440.39	5.435	9.000
5	7/25/2005	651,829,926.26	5.435	9.000
6	8/25/2005	636,470,635.90	5.435	9.000
7	9/25/2005	620,506,855.98	5.435	9.000
8	10/25/2005	604,915,067.40	5.435	9.000
9	11/25/2005	589,686,683.25	5.435	9.000
10	12/25/2005	574,813,321.91	5.435	9.000
11	1/25/2006	560,286,802.20	5.435	9.000
12	2/25/2006	546,099,138.57	5.435	9.000
13	3/25/2006	532,244,528.55	5.435	9.000
14	4/25/2006	518,715,254.46	5.435	9.000
15	5/25/2006	505,503,776.57	5.435	9.000
16	6/25/2006	492,602,728.97	5.435	9.000
17	7/25/2006	480,004,915.63	5.435	9.000
18	8/25/2006	467,703,306.48	5.435	9.000
19	9/25/2006	455,691,033.56	5.435	9.000
20	10/25/2006	443,961,387.40	5.435	9.000
21	11/25/2006	432,507,813.28	5.435	9.000
22	12/25/2006	421,323,907.73	5.435	9.000
23	1/25/2007	410,403,415.03	5.435	9.000
24	2/25/2007	399,740,223.88	5.435	9.000
25	3/25/2007	389,328,363.98	5.435	9.000
26	4/25/2007	379,162,002.88	5.435	9.000
27	5/25/2007	369,235,442.80	5.435	9.000
28	6/25/2007	359,543,117.50	5.435	9.000
29	7/25/2007	350,079,589.28	5.435	9.000
30	8/25/2007	340,839,546.03	5.435	9.000
31	9/25/2007	331,817,798.36	5.435	9.000
32	10/25/2007	323,009,276.74	5.435	9.000
33	11/25/2007	314,409,028.78	5.435	9.000
34	12/25/2007	306,012,216.53	5.435	9.000
35	1/25/2008	297,814,113.84	5.435	9.000
36	2/25/2008	289,810,103.81	5.435	9.000
37	3/25/2008	281,995,676.25	5.435	9.000
38	4/25/2008	274,366,425.27	5.435	9.000
39	5/25/2008	266,918,046.83	5.435	9.000
40	6/25/2008	259,646,336.44	5.435	9.000
41	7/25/2008	252,547,186.87	5.435	9.000
42	8/25/2008	245,616,585.85	5.435	9.000
43	9/25/2008	238,850,613.99	5.435	9.000
44	10/25/2008	232,245,442.57	5.435	9.000
45	11/25/2008	225,797,331.46	5.435	9.000
46	12/25/2008	219,502,627.12	5.435	9.000
47	1/25/2009	213,357,760.57	5.435	9.000
48	2/25/2009	207,359,245.45	5.435	9.000
49	3/25/2009	201,503,676.16	5.435	9.000
50	4/25/2009	195,787,725.94	5.435	9.000
51	5/25/2009	190,208,145.09	5.435	9.000
52	6/25/2009	184,761,759.20	5.435	9.000
53	7/25/2009	179,445,467.39	5.435	9.000
54	8/25/2009	174,256,240.67	5.435	9.000
55	9/25/2009	169,191,120.21	5.435	9.000
56	10/25/2009	164,247,215.79	5.435	9.000
57	11/25/2009	159,421,704.19	5.435	9.000
58	12/25/2009	154,711,827.64	5.435	9.000
59	1/25/2010	150,114,892.34	5.435	9.000
60	2/25/2010	145,628,266.97	5.435	9.000
61	3/25/2010	141,512,638.46	5.435	9.000
62	4/25/2010	137,499,678.81	5.435	9.000
63	5/25/2010	133,586,949.63	5.435	9.000
64	6/25/2010	129,772,069.33	5.435	9.000
65	7/25/2010	126,052,711.80	5.435	9.000
66	8/25/2010	122,426,605.13	5.435	9.000
67	9/25/2010	118,891,530.39	5.435	9.000
68	10/25/2010	115,445,320.39	5.435	9.000
69	11/25/2010	112,085,858.47	5.435	9.000
70	12/25/2010	108,811,077.37	5.435	9.000
71	1/25/2011	105,618,958.05	5.435	9.000
72	2/25/2011	102,507,528.58	5.435	9.000
73	3/25/2011	99,554,259.48	5.435	9.000
74	4/25/2011	96,676,364.84	5.435	9.000
75	5/25/2011	93,872,026.72	5.435	9.000
76	6/25/2011	91,139,469.93	5.435	9.000
77	7/25/2011	88,476,960.95	5.435	9.000
78	8/25/2011	85,882,807.01	5.435	9.000
79	9/25/2011	83,355,355.17	5.435	9.000
80	10/25/2011	80,892,991.37	5.435	9.000
81	11/25/2011	78,494,139.51	5.435	9.000
82	12/25/2011	76,157,260.60	5.435	9.000
83	1/25/2012	73,880,851.88	5.435	9.000
84	2/25/2012	71,663,446.01	5.435	9.000
85	3/25/2012	69,643,188.89	5.435	9.000
86	4/25/2012	67,675,467.71	5.435	9.000
87	5/25/2012	65,758,983.25	5.435	9.000
88	6/25/2012	63,892,467.43	5.435	9.000
89	7/25/2012	62,074,682.59	5.435	9.000
90	8/25/2012	60,304,420.77	5.435	9.000
91	9/25/2012	58,580,503.03	5.435	9.000
92	10/25/2012	56,901,778.73	5.435	9.000
93	11/25/2012	55,267,124.91	5.435	9.000
94	12/25/2012	53,675,445.59	5.435	9.000

* Preliminary Cap Schedule is based on Preliminary Collateral and WAC amounts at the pricing speed. The Final Cap Schedule will be based on the final Collateral and WAC amounts at the pricing speed. The Preliminary Cap Schedule is indicative and subject to change.

DESCRIPTION OF THE GROUP I COLLATERAL

SUMMARY OF THE GROUP I MORTGAGE LOANS

Aggregate Principle Balance	$760,000,000	+/- 5%
Average Principal Balance	$160,000	+/- 10%
Weighted Average Gross Coupon	6.226%	+/- 10 bps
Weighted Average Remaining Term	352 months	+/- 2 months
Single Family Detached / PUD	80%	+/- 5
State Concentration	16% Cailifornia	Max: 25%
Weighted Average Current LTV	74%	+/- 5%
Weighted Average FICO	721	+/- 10
Interest Only Loans	0%	Max: 1%
Prepayment Penalties	30%	+/- 5%
Percent Conforming Balance	90%	+/- 5%
Full/Alt Docs	52%	+/- 10%
Non Owner Occupied	28%	+/- 10%
Originators +/-		
National City	60%	
Greenpoint	12%	
KeyBank	26%	
Pinnacle	2%	

DESCRIPTION OF THE GROUP II COLLATERAL

SUMMARY OF THE GROUP II MORTGAGE LOANS

Aggregate Principle Balance	$92,000,000	+/- 5%
Average Principal Balance	$110,000	+/- 10%
Weighted Average Gross Coupon	6.136%	+/- 10 bps
Weighted Average Remaining Term	170 months	2+/- months
Single Family Detached / PUD	85%	+/- 5
State Concentration	8.4% California	Max :15%
Weighted Average Current LTV	68%	+/- 5%
Weighted Average FICO	705	+/- 10
Interest Only Loans	0%	Max: 1%
Prepayment Penalties	39%	+/- 5%
Percent Conforming Balance	92%	+/- 5%
Full/Alt Docs	64%	+/- 10%
Non Owner Occupied	33%	+/- 10%
Originators +/-		
Greenpoint	12%	
National City	47%	
KeyBank	40%	
Pinnacle	1%	